UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Gulf Island Fabrication, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

402307 10 2

(CUSIP Number)

Alden J. Laborde

P.O. Box 120

Bordelonville, Louisiana 71320

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. [402307 10 2]	Page 2 of 7

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alden J. Laborde
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 9,300 8. Shared Voting Power 1,319,700 9. Sole Dispositive Power 9,300 10. Shared Dispositive Power 1,319,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,329,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 10.85%
14.	Type of Reporting Person (See Instructions)

CUSIP No. [402307 10 2]	Page 3 of 7

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Starboard Enterprises, L.L.C. (No Change to Information Previously Reported)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8. Shared Voting Power 9. Sole Dispositive Power 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)
14.	Type of Reporting Person (See Instructions)

The purpose of this amendment is to reflect in Item 5:

(1) recent sales of shares of Common Stock representing more than 1% of the outstanding shares of Common Stock of the Issuer by a charitable Louisiana trust pursuant to a Rule 10b5-1 Plan for which Alden J. Laborde is the beneficial owner; and

(2) recent sales of shares of Common Stock by certain Members.

Item 5. Interest in Securities of the Issuer.

The corrected Item 5 shall read as follows:

(a), (b), and (d) As of the date hereof, Alden J. Laborde is the beneficial owner of 1,329,000 shares of Common Stock, which is approximately 10.85% of the outstanding shares of Common Stock. Alden J. Laborde has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 9,300 of such shares and shares the power to vote or to direct the vote and shares the power to dispose or to direct the disposition of 1,319,700 of such shares. Of such 1,319,700 shares as to which Alden J. Laborde shares voting and investment power, 924,700 are held directly by the LLC, 20,000 are held directly by All Aboard and 375,000 are held directly by the Almar Foundation, a charitable Louisiana trust. Alden J. Laborde shares voting and investment power with the other Members of the LLC over the 924,700 shares of Common Stock held by the LLC, which is approximately 7.55% of the outstanding shares of Common Stock, he shares voting and investment power with the other directors of All Aboard over the 20,000 shares of Common Stock held by All Aboard and he shares voting and investment power with the other trustees of the Almar Foundation over the 375,000 shares of Common Stock held by the Almar Foundation, which is approximately 3.06% of the outstanding shares of Common Stock. Each Member of the LLC is also a trustee of the Almar Foundation. The LLC, All Aboard and the Almar Foundation have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock held directly by them, respectively.

The answer to Item 2 of this Schedule 13D is incorporated by reference in partial response to this Item 5(a), (b), and (d).

Set forth below with respect to each of the Members other than Alden J. Laborde is such person’s name, the total number of shares of Common Stock beneficially owned by such Member as of the date hereof, the number of such shares as to which such Member has sole voting and dispositive power, and the number of such shares as to which such Member has shared voting and dispositive power. Each such Member beneficially owns less than 5% of the outstanding shares of Common Stock. For purposes of the response to this Item 5(a), (b), and (d), beneficial ownership is determined in accordance with Rule 13d-3 of the Securities and Exchange Commission based on information furnished by each such Member.

Name	Total Number of Shares of Common Stock Beneficially Owned	Number of Shares of Common Stock Beneficially Owned with Sole Voting and Dispositive Power	Number of Shares of Common Stock Beneficially Owned with Shared Voting and Dispositive Power(1)
Margaret Bienvenu Laborde	0	0	0
Susan Laborde Couvillon	38,100	25,900	12,200	(2)
James Monroe Laborde	21,905	15,705	6,200	(3)
John P. Laborde	20,100	20,100	0
Stephanie B. Laborde	62,048	31,495	30,553	(4)
Jane Laborde Roussel	194,500	30,500	164,000	(5)

(1)	See notes (2) through (5) below. Each person identified in notes (2) through (5) below as holding shares of Common Stock has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares of Common Stock held by such person, respectively.
(2)	Such shares are held directly by Susan Laborde Couvillon’s husband.
(3)	Such shares are held directly by James Monroe Laborde’s wife.
(4)	Of such shares, 28,635 are held directly by Stephanie B. Laborde’s daughter, 1,718 are held directly by Stephanie B. Laborde’s husband, 80 are held by Stephanie B. Laborde’s husband as sole trustee of a trust for the benefit of two nieces and two nephews and 120 are held directly by a corporation, all the shares of which are owned by Stephanie B. Laborde’s husband.
(5)	Of such shares, 5,000 are held directly by Jane Laborde Roussel’s husband, 37,100 are held directly by Jane Laborde Roussel’s son, 15,000 are held directly by a daughter of Jane Laborde Roussel, 29,700 are held directly by a second daughter of Jane Laborde Roussel, 34,500 are held directly by a third daughter of Jane Laborde Roussel, and 42,700 are held directly by a fourth daughter of Jane Laborde Roussel.

(c) No Reporting Person or Member has engaged in any transactions involving Common Stock during the past sixty days, except the following:

(1)	Sales of 225,000 shares by the Almar Foundation in the open market pursuant to a Rule 10b5-1 Plan on the following dates at the following prices:

•	15,300 shares on August 16, 2005, at $24.0431 per share;

•	34,700 shares on August 24, 2005, at $24.0126 per share;

•	15,000 shares on September 2, 2005, at $26.5752 per share;

•	50,000 shares on September 6, 2005, at $27.0433 per share;

•	15,000 shares on September 7, 2005, at $26.9311 per share;

•	25,000 shares on September 8, 2005, at $26.0108 per share;

•	14,800 shares on September 12, 2005, at $26.4429 per share;

•	20,000 shares on September 13, 2005, at $26.3604 per share;

•	10,200 shares on September 16, 2005, at $26.5087 per share; and

•	25,000 shares on September 19, 2005, at $27.0891 per share.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of September 22, 2005.

September 22, 2005	September 22, 2005
Date	Date

ALDEN J. LABORDE	STARBOARD ENTERPRISES, L.L.C.

/s/ Alden J. Laborde	By:	/s/ Alden J. Laborde
Signature		Signature

Alden J. Laborde		Alden J. Laborde, President
Name/Title		Name/Title